news release

July 14, 2014

Radius Options Blue Hill Gold Project, Idaho from Otis Gold Corp

Vancouver, Canada:  Radius Gold Inc. (TSX-V: RDU) is pleased to announce that it has signed an agreement for the right to acquire a 70% interest in the Blue Hill Gold Project (the “Property”) from Otis Gold Corp (TSX-V:OOO).

The Property hosts an epithermal hot-spring gold exploration target, is drill-ready, road-accessible, and is located in southeast Idaho, 24 km south of the town of Oakley and 4 km north of the Utah border.  The property package consists of 36 federal lode mining claims located on federal land (comprising 295 hectares), and one Idaho State lease (comprising 33 hectares).

In July 2008, Otis completed a program of geologic mapping and sampling, as well as contracting Zonge Geosciences Inc. to perform a controlled-source audio magnetotelluric (CSAMT) geophysical resistivity survey over the target.  Based on the results of Otis’ work program, drilling was proposed but never carried out.

Gold mineralization on the Property was first discovered by geologist Stan Dodd and Meridian Minerals in 1985.  Alteration and gold mineralization are hosted by capping chalcedonic sinters and strongly silicified tuffaceous rocks in the Cenozoic-aged Salt Lake Formation, which consists of epiclastic, sedimentary and tuffaceous volcanic rocks overlying older Paleozoic and Precambrian basement rocks.  The area of sinter exposed at surface is approximately 1 km by 0.5 km in area, and contains surface gold-in-sinter concentrations of up to 2 ppm.  Mineralization appears both disseminated in sinter and related to north- and northeast-trending, high-angle structures within a northwest trending graben.  Local, post-mineral, northeast-trending faulting has displaced and buried mineralized sections to the northwest, some of which have yet to be drill tested.

Two drill programs were completed in the past: the first in 1986-1987 by Meridian, and the second in 1998 by Latitude Minerals Corp.  Both programs were designed to test the Property for the presence of an economic low-grade, bulk-tonnage, near-surface target.  A total 3665 m of drilling in 29 drill holes was carried out on the Property.  The drill holes were all reverse circulation, with the exception of one core hole in the 1998 campaign.  Drill results confirmed the presence of significant near-surface thicknesses of sinter-hosted epithermal hot-spring-type gold mineralization.  Mineralization is characterized by various forms of clay, silica and 1 to 5 % primary fine-grained pyrite, now mostly oxidized to various iron oxides.

Results from the two drilling campaigns included intervals such as 61.0 m grading 0.91 ppm Au from 85.3 m to 146.3 m in drill hole BHC-86-09, 9.1 m grading 1.01 ppm Au from 48.8 to 57.9 m in drill hole BHC-86-04, 21.3 m grading 0.68 ppm Au from 112.8 m to 134.1 m in drill hole 98-LBC-1, and 25.9 m grading 0.61 ppm Au from 131.1 m to 157.0 m in drill hole 98-LBR-24.  In all, 20 out of the 29 drill holes on the Property contained composite intervals longer than 3.0 m and grading over 0.5 ppm Au, confirming the overall mineralized character of the sinter terrace assemblage.  The results, however, were not deemed economic from the point of view of a bulk tonnage target, and despite recognizing the potential for higher grade hydrothermal feeder systems under the sinter, no drilling has ever been focused on testing this target.

Radius’ interpretation of the 2008 CSAMT survey results indicates the presence of several resistivity anomalies that are highly suggestive of structural feeder systems to the hot-spring sinter:

1.

A distinctive shallowly west-dipping low- to high-resistivity transition zone interpreted as representing the base of the Salt Lake Formation, structurally overlying older Paleozoic basement.  This feature is permissive of a permeable detachment or shallowly dipping fault feeder system to the overlying sinters.

2.

Several localized high-resistivity undulations at the interpreted base of the Salt Lake Formation are associated with the sinter area, and are interpreted as high-angle structural features that may extend into the Paleozoic rocks.  The association of mineralized sinter at surface and in drill core directly above one of these geophysical anomalies is particularly of interest.

3.

A steeply-dipping major feature bounding the eastern side of the sinter zone and present on several CSAMT sections is interpreted as a braided fault system probably associated the northwest-trending graben.  It potentially represents the ultimate plumbing system to depth for the hydrothermal system regionally.

Radius’s geologists believe the Property has significant potential for high-grade veins or vein breccias at depth below or near the mineralized sinters and associated with one or more of the geophysical features discussed above.  These constitute the Company’s exploration target on the Property. The presence of abundant sinter with anomalous concentrations of gold is unusual in hot-spring environments, and highly encouraging of targeting a deeper high grade feeder system.  Importantly, none of the previous drilling has focused on the potential for high grade feeders associated with the mineralized sinters, and this represents a significant exploration opportunity for Radius.

The President and CEO of Radius, Simon Ridgway, commented:  “I see similarities between the Blue Hill Project and our Cerro Blanco discovery in Guatemala.  The surficial sinters at Cerro Blanco carried grades similar to those found at Blue Hill, up to about 1 g/t Au.  The CSAMT survey at Cerro Blanco showed clear resistivity anomalies we interpreted as feeders, and this proved to be the case when we drilled.  We encountered much higher grade mineralization below the sinter.  The resource at Cerro Blanco (currently owned by Goldcorp Inc.) consists of an Indicated 1.27 Moz of Au (2.52 Mt grading 15.64 g/t Au), and an Inferred 0.67 Moz of Au (1.35 Mt grading 15.31 g/t).  Our intentions with the Blue Hill Project are to follow a similar workflow and see whether analogous high grade mineralization exists below the sinter on the Property.”

Cautionary statement: The Cerro Blanco resource is quoted from “Resources and Reserves, Goldcorp Inc., December 31, 2013”, and has not been independently verified by Radius or its QP.  The reader is cautioned that the similarities between the surficial sinters at Blue Hill and Cerro Blanco noted above do not necessarily imply that the Blue Hill sinter will itself be underlain by higher grade mineralization, or that any such mineralization discovered will be economic.

A first pass drill campaign is currently being planned and permitted, and is expected to commence in Q3 2014.  Up to 2000 m of drilling are contemplated for this first pass program, with drill holes being designed to test the most prospective of the geophysical anomalies associated with the mineralized sinter.

Option Terms

The Company has been granted the option to acquire a 70% interest in the Property (subject to a 2.5% NSR royalty on a portion of the Property).  The option may be exercised by making cash payments to Otis totaling US$525,000 and incurring exploration expenditures on the Property totaling US$5,000,000, over a period of four years.

Qualified Person

David Clark, M.Sc., P.Geo. (APEGBC), is the Company’s Qualified Person as defined by National Instrument 43-101, and has approved the disclosure of the technical information contained in this news release.

About Radius

Radius has been exploring for gold in Latin America for over a decade.  The Company has a strong treasury as a result of exploration asset sales and is looking for project acquisition opportunities across the globe.  Please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com) for more information.

ON BEHALF OF THE COMPANY

“Simon Ridgway”

President and CEO

Symbols: TSXV-RDU; OTCBB-RDUFF

Contact:  Simon Ridgway

200 Burrard Street, Suite 650

Vancouver, BC  V6C 3L6

Tel: 604-801-5432;  Toll free 1-888-627-9378;  Fax: 604-662-8829

Email: info@goldgroup.com

Website: www.radiusgold.com

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release may include certain “forward-looking information” within the meaning of Canadian securities legislation. Forward-looking statements include predictions, projections and forecasts and are often, but not always, identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, "forecast", “expect”, "potential", "project", "target", "schedule", budget" and “intend” and statements that an event or result “may”, “will”, “should”, “could” or “might” occur or be achieved and other similar expressions and includes the negatives thereof.  There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  Forward-looking statements are based on a number of material factors and assumptions.  Important factors that could cause actual results to differ materially from the Company’s expectations include actual exploration and development results, changes in project parameters as plans continue to be refined, future metal prices, availability of capital and financing on acceptable terms, general economic, market or business conditions, uninsured risks, regulatory changes, delays or inability to receive required approvals,  and other exploration or other risks detailed herein and from time to time in the documents filed by the Company from time to time on SEDAR at www.sedar.com.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ from those described in forward-looking statements, there may be other factors that cause such actions, events or results to differ materially from those anticipated.  There can be no assurance that forward-looking statements will prove to be accurate and accordingly readers are cautioned not to place undue reliance on forward-looking statements which speak only as of the date of this news release.  The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.